UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIAN RUIXIANG Holdings Ltd.

(Name of Issuer)

Class A ordinary share, par value $0.005 per share

(Title of Class of Securities)

G8884K128

(CUSIP Number)

Sheng Xu

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

The People’s Republic of China

86-13501205319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8884K128

1	Name of reporting person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Min Zhou
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 200,000 (1)
	8	Shared voting power 0
	9	Sole dispositive power 200,000 (1)
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 200,000 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 8.568% (2)
14	Type of reporting person* IN

(1)	Includes 200,000 Class A ordinary shares acquired by the Reporting Person on April 18, 2024. The share numbers are retroactively adjusted to a 1-to-5 share consolidation effected on May 14, 2024.

(2)	The percentage of class is calculated based on 2,334,353 Class A ordinary shares outstanding as of June 3, 2024, which information was provided by the Issuer to the Reporting Person on June 3, 2024.

Item 1. Security and Issuer.

Securities acquired: (i) 200,000 Class A ordinary shares, par value $0.025 per share

Issuer:	TIAN RUIXIANG Holdings Ltd (the “Issuer”)
Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, China

Item 2. Identity and Background.

(a)	This statement is filed by Min Zhou (the “Reporting Person”), a director of the board of the Issuer. The Reporting Person is the holder of 8.568% of the Issuer’s outstanding Class A ordinary shares, representing a total of 6.18% of the Issuer’s voting power based on 2,384,353 ordinary shares outstanding as of June 3, 2024, consisting of 2,334,353 Class A ordinary shares (1 vote per share) and 50,000 Class B ordinary shares (18 votes per share).

(b)	The principal business address of Min Zhou is Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China.

(c)	Min Zhou is a director of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Min Zhou is China.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On April 18, 2024, in connection with the appointment of the Reporting Person as a director to the board of the Issuer, the Issuer issued 1,000,000 Class A ordinary shares (the “Shares”) to the Reporting Person, in accordance with the following: (i) the Issuer’s Employee Performance Incentive Plan; (ii) a Director Agreement between the Issuer and the Reporting Person, dated April 18, 2024; and (iii) a Share Award Agreement between the Issuer and the Reporting Person, dated April 18, 2024.

On May 14, 2024, the Issuer effected a 1-for-5 share consolidation of its issued and unissued share capital. As a result of the Share consolidation, the number of the Shares was reduced to 200,000.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a)	The aggregate number and percentage of shares beneficially or directly owned by the Reporting Person is based upon 2,334,353 Class A ordinary shares outstanding as of June 3, 2024. The Reporting Person beneficially owns 200,000 Class A ordinary shares, representing 8.568% of the outstanding Class A ordinary shares.

b)	Min Zhou has the sole dispositive power over the 200,000 Class A ordinary shares, representing 8.568% of the outstanding Class A ordinary shares.

c)	Other than as described herein, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G8884K128

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Director Agreement between Tian RUIXIANG Holding Ltd. and Min Zhou, dated April 18, 2024

99.2	Share Award Agreement between Tian RUIXIANG Holding Ltd. and Min Zhou, dated April 18, 2024

SCHEDULE 13D

CUSIP No. G8884K128

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 07, 2024

By:	/s/ Min Zhou
Name:	Min Zhou